February 14, 2014

VIA EDGAR
Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NW
Washington, D.C.  20549

Re:	Paramount Gold and Silver Corp.
Form 10-K for the Fiscal Year Ended June 30, 2013
Filed September 9, 2013
Form 10-Q for the Fiscal Quarter Ended September 30, 2013
Filed November 7, 2013
File No. 001-33630

Dear Ms. Jenkins:

On behalf of Paramount Gold and Silver Corp. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to the Company dated January 31, 2014.

Set forth below are the Comments and the Company’s responses thereto.  All references to page numbers and captions correspond to the page numbers and captions in the Company’s Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2013 (the “Annual Report”) and the Company’s Third Quarter Report filed on Form 10-Q for the Fiscal Quarter Ended September 30, 2013 (“Third Quarter Report” and together, the “Reports”), as applicable. Capitalized terms used but not defined below shall have the meanings given to them in the applicable Report.

E-mail: james.seery@leclairryan.com	One Riverfront Plaza, 1037 Raymond Boulevard, Sixteenth Floor
Direct Phone: 973.491.3315	Newark, New Jersey 07102
Direct Fax: 973.491.3415	Phone: 973.491.3600 \ Fax: 973.491.3555

CALIFORNIA  \ CONNECTICUT  \ MASSACHUSETTS  \ MICHIGAN  \ NEW JERSEY  \ NEW YORK  \  PENNSYLVANIA  \ VIRGINIA  \ WASHINGTON, D.C.

Paul D. Drobbin \ Attorney in charge, Newark office \ LeClairRyan is a Virginia professional corporation

Form 10-K for the Fiscal Year Ended June 30, 2013

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34
Liquidity and Capital Resources, page 34

1.	You disclose on page 38, that you hold cash balances in both U.S. and Canadian dollars. Given your significant cash balances please tell us the amount that is held in foreign countries. To the extent foreign cash balances are significant, please address the following in future filings:

•	Disclose the amount of foreign cash and cash equivalents as compared to your total amount of cash and cash equivalents as of period end;

•	Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds. Disclose if it is your intent to permanently reinvest these foreign amounts outside the U.S. and whether your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations.

Response:	The Company will provide in future filings disclosure setting forth the amount of foreign cash and cash equivalents as compared to total cash. However, substantially all of the foreign cash balances are in accounts owned directly by the Company, and not a foreign subsidiary. Therefore, there would be no tax effect as such funds are held by the Company.

Item 9A.  Controls and Procedures, page 38

2.	We note your year-end adjustment to the gain on sale of mineral assets as disclosed on page F-24. Please explain to us how you considered this adjustment in the evaluation of the effectiveness of your disclosure controls and procedures.

Response:	The details of the sale of the Reese River property and subsequent measurement of the Company’s investment in Valor Gold Corp. were discussed and analyzed in detail by the Company’s management, audit committee and auditors at each interim period and at year-end. The year-end adjustment was a result in a change in application of a valuation technique consistent with the guidance provided by FASB ASC 820-10-35-26. The Company’s disclosure controls and procedures were effective in identifying, evaluating and accounting for the year-end adjustment.

Item 11.  Executive Compensation, page 40

3.	We refer to your disclosure under the caption Elements of the Compensation Program on page 15 of the proxy statement that you have incorporated by reference into your Form 10-K. We note minimal, if any, discussion and analysis as to how the annual performance-based cash bonuses and equity-based compensation awards were determined. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its compensation awards determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual amounts that were awarded to your named executive officers and how and why those awards varied among the named executive officers. Please provide draft disclosure.

Response:	The bonuses paid to each named executive officers in fiscal year ended June 30, 2013 related to compensation decisions applicable to the Company’s previous fiscal year performance. The Company’s compensation committee reviews the performance of each named executive on an annual basis against previously set objectives. In light of Staff’s comment we will clarify in future filings that bonuses are discretionary and based on the recommendations of the compensation committee. We will also disclose that the compensation committee generally determines these awards based on each executive’s position and responsibilities, including any changed or increased responsibilities and contribution to operating performance and earnings per share. Typical target cash bonuses for peer companies range from 50% to 100% of base salaries. In the case of the bonuses awarded for the fiscal year 2012 but paid in 2013, the compensation committee determined the following:

The CEO and CFO were each awarded $100,000 cash bonus for completing a non-brokered equity financing in March 2012 for $21.4 million.  The compensation committee concluded that the approximately 1% bonus of the total financing amount was appropriate given the savings realized on commissions normally paid in similar financings on a brokered basis. The COO was awarded a cash bonus of $125,000 for increasing the the mineralized material estimate at the Company’s San Miguel project in Mexico and completing an economic assessment at its Sleeper Gold Project in the United States.

4.	We note that you granted stock options during fiscal 2013. In future filings, please provide the tabular disclosure required by Item 402(d) of Regulation S-K or tell us how you determined that such disclosure is not required. Please provide draft disclosure.

Response:	The grants of plan based awards under our Equity Incentive Plan to each executive officer, including our named executive officers during the year ended June 30, 2013 are as follows:

Grants of Plan-Based Awards

		Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards			All other stock awards: Number of shares of stock or units	All other option awards: Number of securities underlying options	Exercise or base price of option awards	Grant date fair value of stock and option awards
Name	Grant date (1)	Threshold($)	Target($)	Maximum($)	Threshold(#)	Target(#)	Maximum(#)	(#)	(#)	($/Sh)	(2)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Christopher Crupi	5/3/2013						200,000			$1.70	$117,624
Carlo Buffone	5/3/2013						100,000			$1.70	$58,812
Glen Van Treek	5/3/2013						100,000			$1.70	$58,812
Michael Clancy	5/3/2013						75,000			$1.70	$44,109

(1)   All of the options granted had immediate vesting provisions and are fully exercisable.

(2)   Calculated using the Black-Scholes-Merton option pricing model. Please see note 6 to the consolidated financial statements filed with our annual report on Form 10-K for the year ended December 31, 2012 for a description of certain assumptions made in connection with the valuation of these option awards.

5.	We note that your named executive officer employment agreements provide for amounts to be paid upon termination of employment. In future filings, please provide the quantitative disclosure required by Item 402(j)(2) of Regulation S-K. Please provide draft disclosure.

Response:	The Company will comply with the quantitative disclosure required by Item 402(j)(2) of Regulation S-K.

Draft disclosure is as follow:

The following table describes the potential payments and benefits under the Company’s compensation arrangements to which the NEOs would be entitled upon termination of employment following a change in control assuming the triggering event took place after the close of business on June 30, 2013 (i.e., the last business day of 2012)

Name and Position	Cash Severance Payments
Christopher Crupi, Chief Executive Officer and Director
Not for cause – involuntary	$350,000
Death or disability	$0
For Cause	$0
Termination subsequent to a Change of Control	$650,000
Carlo Buffone, Chief Financial Officer
Not for cause – involuntary	$250,000
Death or disability	$0
For Cause	$0
Termination subsequent to a Change of Control	$450,000
Glen Van Treek, Chief Operating Officer/VP of Exploration
Not for cause – involuntary	$262,500
Death or disability	$0
For Cause	$0
Termination subsequent to a Change of Control	$462,500

Notes to Consolidated Financial Statements, page F-7
Note 4.  Fair Value Measurements, page F-12

6.	We note that the marketable securities classified as Level 2 investments were previously classified as Level 1 investments in your March 31, 2013 10-Q filed on May 8, 2013. Please provide the disclosures required by FASB ASC 820-10-50-2(bb).

Response:
In a private transaction, the Company sold 6 million shares of Valor Gold Corporation in July 2013 for $0.075 per share for a total of $450,000.  The transaction was disclosed as a subsequent event.  This transaction led to the transfer from Level 1 investments to Level 2 investments.

Note 8.  Mineral Properties
Reese River, page F-17

7.	Please provide us with a detailed discussion of how you determined the fair value of $7,440,000 for the 6 million shares of Valor Gold Corp. common stock you received for the sale of the Reese River property on November 5, 2012 and cite the specific authoritative literature you utilized to support your accounting treatment.

Response:
The agreement to sell the Reese River property between the Company and Valor Gold Corp. was executed on November 1, 2012.  We note that on page 8 of our Form 10-K filed on September 9, 2013 that the closing date of November 5, 2012 was referenced.  In determining the fair value of the Valor Gold Corp. common stock at measurement date the Company applied FASB ASC 820-10-35-24 to 24C.  The Company used Valor Gold Corp.’s closing share price of $1.24 on November 1, 2012 to calculate the fair value of $7,440,000.  The Company also applied FASB ASC 820-10-35-36B and did not apply a discount or premium to reflect its 9.01% block ownership in the common stock of Valor Gold Corp.  To reflect the Rule 144 restriction from sale the Company assessed numerous factors regarding Valor Gold Corp. and its common stock.  Based on this analysis of unobservable inputs at the measurement date and the results of applying some common valuation techniques which included a Black-Scholes option model, the Company determined that an adjustment to the  fair value reflecting the restriction from sale was not warranted at that time.

8.	We note your disclosure that you applied a 40% discount to the market value of the investment which resulted in an adjustment of $2,940,000. This disclosure appears to be inconsistent with the disclosure provided on page 18 of the December 31, 2012 10-Q filed on February 6, 2013 and on page 17 of the March 31, 2013 10-Q filed on May 8, 2013. Please clarify or revise.

Response:
The Company evaluated the investment upon closing of the sale, as detailed in our response to Comment 7 above. Further, the Company reconsidered its analysis and assumptions with respect to this investment in the course of the preparation and review of the reports on Form 10-Q for each of the quarters ending December 31, 2012 and March 31, 2013. A number of the assumptions and inputs affecting the valuation of the restriction that the Company employed proved to vary as the facts a developed; namely the steep decline in price of the Valor Gold stock and the inability of the Company to have the restrictions on sale on the investment removed.  The Company, consistent with FASB ASC 820-10-35-25, made revisions to its application of valuation as it pertained to restriction on sale.  This new information, and the Company’s reevaluation of its assumptions as a result, led the Company to change its estimated value of the restriction under   Rule 144.   The fact that the disclosure changed over time does not make the prior disclosure inconsistent. It merely reflects the changes in facts and assumptions, which makes the fair value more representative in the circumstances consistent with the guidance provided by FASB ASC-10-35-25.

9.	Considering the comment above, per the disclosure on F-24 it appears the $2,940,000 adjustment was recorded in the fourth quarter of the current fiscal year. Please provide us with a detailed discussion of how you accounted for this adjustment in accordance with the guidance in FASB ASC 250.

Response:
The adjustment was a result of revision in the application of a valuation technique and therefore the Company applied FASB ASC 250-50-5 and FASB ASC 820-10-35-26 and was accounted for as a change in accounting estimate.

Form 10-Q for the Fiscal Quarter Ended September 30, 2013
Note 4.  Fair Value Measurements, page 13

10.	Please tell us and disclose in future filings the valuation technique and the inputs used in the fair value measurement of your marketable securities categorized within Level 2 of the fair value hierarchy in accordance with FASB ASC 820-10-50-2.

Response:
The Company’s marketable securities include convertible preferred stock and stock purchase warrants.  The convertible preferred stock is recorded at fair market value in the financial statements based on quoted market prices of the underlying common stock security with an adjustment made using a European put option model to reflect certain restrictions from resale.  The stock purchase warrants’ fair value is recorded using a Black Scholes options model using inputs such as contractual terms, stock volatility and implied interest rates.

The Company will disclose in future filings the valuation techniques and the inputs used in the fair value measurement of its marketable securities.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (973) 491-3315 with any questions or for any further information.  Thank you for your assistance.

Very truly yours,

/s/ James T. Seery

James T. Seery

JTS/kr

cc:	Carlo Buffone, Chief Financial Officer